510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: October 27, 2017

To: All Canadian Securities Regulatory Authorities

Subject: CURLEW LAKE RESOURCES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	November 23, 2017
Record Date for Voting (if applicable) :	November 23, 2017
Beneficial Ownership Determination Date :	November 23, 2017
Meeting Date :	December 28, 2017
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	23129E305	CA23129E3059

Sincerely,

Computershare
Agent for CURLEW LAKE RESOURCES INC.